EXHIBIT 12
CATERPILLAR INC. AND CONSOLIDATED SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (Millions of dollars) YEARS ENDED DECEMBER 31,
	2006	2005	2004	2003	2002

Earnings (1)	$4,890	$3,910	$2,714	$1,488	$1,120
Plus: Interest expense	1,297	1,028	754	720	806
One-third of rental expense (2)	105	85	74	65	67

Adjusted Earnings	6,292	5,023	3,542	2,273	1,993

Fixed charges:
Interest expense	1,297	1,028	754	720	806
Capitalized interest	10	11	8	5	11
One-third of rental expense (2)	105	85	74	65	67

Total fixed charges	$1,412	$1,124	$836	$790	$884

Ratio of earnings to fixed charges	4.5	4.5	4.2	2.9	2.3

(1) Pretax income from continuing operations before adjustment for minority interests and equity investments' profit
(2) Considered to be representative of interest factor in rental expense